Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Commission File No. for Registration Statement on

Form S-4 filed by Anthem, Inc.: 333-207218

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”), Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction and (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.

Explanatory note: Anthem placed the following advertisement in multiple national newspapers on July 26, 2016.

The Anthem-Cigna Combination Is Good for Consumers and Should Be Allowed to Proceed

To our valued customers and supporters:

There is widespread agreement that the status quo in the financing and delivery of American health care is unacceptable, unsustainable, and destined for failure. So we are surprised and disappointed by the U.S. Department of Justice’s (DOJ) decision to block Anthem’s acquisition of Cigna…a combination specifically designed to tackle our health care system’s challenges head-on and deliver greater value to consumers by expanding access to high-quality, affordable health care.

Given the Justice Department’s flawed analyses and fundamental misunderstanding of the dynamic, competitive, and highly regulated health care landscape, Anthem is committed to rigorously defending this transaction in court on behalf of all health care consumers.

First, the DOJ disproportionally focuses on the largest companies and most sophisticated purchasers of health insurance. These customers have many product and service options available to them and often select health benefits on a regional basis from numerous health benefits competitors. The Anthem-Cigna combination will unquestionably help us deliver a wider range of products, more efficient customer service, and better resources to help patients manage their own health. These benefits will only serve to fuel, not dampen, the strong and growing competition in this highly active marketplace.

The Anthem-Cigna combination will also help us deliver on affordability, where the current trajectory is clear…and staggering. The average annual health care costs for a family of four are nearly $26,000. Total health care spending is expected to reach $3.35 trillion this year and is projected to rise at a faster pace than our economy over the next 10 years. This trend is unsustainable for American families, employers and for our economy, and addressing it will be a top priority for the combined company.

We presented compelling evidence to the DOJ that our self-insured employer customers – ranging from 250 to several thousand employees – will collectively reduce their health care costs by an additional $2 billion annually – and potentially much more – as a result of the Anthem-Cigna combination. Every penny of those savings will accrue directly to the employers and their employees. These savings are a direct pass through to consumers and will greatly improve the affordability of care.

The DOJ decision also disregards the issue of access for two of the most unstable and at-risk health insurance markets – individuals and small businesses. These populations comprise a meaningful portion of more than 33 million uninsured Americans who stand to benefit greatly from the Anthem-Cigna combination through expanded and improved access, affordability and quality.

Despite the many and continuing challenges of the health insurance exchanges, Anthem entered this new and high-risk market at its inception. Though several of our competitors have exited this business, we proudly serve 975,000 public exchange members across 14 states where we do business. As shared with the DOJ, our acquisition of Cigna will help stabilize pricing in this volatile market, enabling Anthem to continue its commitment to the public exchanges, and initially, provide the opportunity to expand our participation to 9 additional states where neither Anthem nor Cigna currently participate.

Access, affordability and quality are goals universally shared by Anthem, the Administration and Congress, and all health care stakeholders…but they are not universally enjoyed by consumers. Delivering on these goals and transforming the status quo in health care is the foundation of the Anthem-Cigna combination. Last week’s DOJ decision unnecessarily preserves a suboptimal market for health care coverage when American consumers need, demand and deserve better. That is why Anthem is committed to challenging the DOJ’s decision in court, but remains receptive to any settlement efforts with the DOJ that will allow us to complete the transaction.

This transaction may have lost the battle of a flawed federal regulatory review, but Anthem is fully committed to winning the war to expand access to high-quality, affordable health care for consumers.

Sincerely,

/s/ Joseph R. Swedish
Joseph R. Swedish
Chairman, President & CEO
Anthem, Inc.

To Learn More and for Important Information, Please Visit antheminc.com

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